UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Incorporation by Reference

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into Newegg Commerce, Inc.’s (the “Company”) registration statement on Form F-3 (File No. 333-265985) and the Company’s registration statements on Form S-8 (File Nos. 333-267842 and 333-259485) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Increase in Authorized Shares to be sold under Sales Agreement

As previously announced, on July 15, 2025, the Company entered into a Sales Agreement (the “Sales Agreement”) with Needham & Company, LLC (the “Sales Agent”), pursuant to which the Company may offer and sell from time to time up to $65,000,000 of the Company’s common shares, par value $0.43696 (“Common Shares”), through the Sales Agent. The Company’s board of directors (the “Board”) previously authorized the sale of up to 1,000,000 Common Shares pursuant to the Sales Agreement. The Company completed the sale of 1,000,000 Common Shares on July 17, 2025, raising total gross proceeds of $29.3 million (or $28.1 million net of commissions and estimated expenses).

On August 17, 2025, the Pricing Committee of the Board authorized the sale of an additional 500,000 Common Shares pursuant to the Sales Agreement. The Board may change the number of Common Shares authorized for sale at any time, and the actual number of shares issued, if any, pursuant to the Sales Agreement will vary and, in any event, may not exceed the number of authorized and available shares under the Amended and Restated Memorandum and Articles of Association of the Company.

Update on Shareholder Loan Foreclosure

As previously disclosed, the Company’s second largest shareholder, Mr. Fred Chang, had pledged 1,937,592 Common Shares beneficially owned by him to East West Bank (“EWB”) as collateral to support loans provided by EWB to Tekhill USA LLC (“Tekhill”), an affiliate of Mr. Chang. EWB informed us that the total principal, interest, fees and penalties owed by Tekhill under the EWB loan as of August 18, 2025 was approximately $6.5 million. In January 2025, EWB notified Tekhill that it was in default under the EWB loan, and this default remained in effect as of August 18, 2025. EWB has begun to sell some or all of the Common Shares pledged by Mr. Chang. We have been informed by Mr. Chang that on various dates in June 2025, EWB completed foreclosure sales of a total of 662,480 Common Shares held by Tekhill and sold these shares on the open market. EWB has informed us that it is currently seeking foreclosure on an additional 100,000 Common Shares held by Tekhill, which it intends to sell on the open market.

Election of Anthony Chow to the Board of Directors

As previously disclosed, on July 8, 2025, Mr. Chang resigned from the Board, leaving a casual vacancy on the Board. On August 9, 2025, the shareholders of the Company elected the Company’s Chief Executive Officer, Mr. Anthony Chow, to fill the casual vacancy left by Mr. Chang’s resignation pursuant to Article 8.1(iii) of the Amended and Restated Memorandum and Articles of Association of the Company.

Mr. Chow has served as the Chief Executive Officer of the Company since 2020. In this role, he is responsible for setting the Company’s strategic direction and working closely with the Company’s executives for consistent execution across the organization. Mr. Chow holds a Bachelor’s degree in Electrical & Electronics Engineering from the University of Toledo, and an Executive MBA from the UCLA Anderson School of Management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

August 19, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

2